FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2022 and 2021

Page No(s).
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	F-5
Notes to Financial Statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022	F-6 - F-14
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	F-15 - F-57
Signature	F-58 - F-59

Exhibit Index
Exhibit Number Exhibit Name
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of     1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 14, 2023

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
($ IN THOUSANDS)

	2022	2021
Assets
Investments:
Investments, at fair value (Note 4)	$4,816,739	$5,658,514
Investments, at contract value (Note 3)	790,489	815,354
Total investments	5,607,228	6,473,868
Receivables:
Notes receivable from Members	69,790	71,013
Dividends, interest and investment receivable	3,164	2,952
Total receivables	72,954	73,965
Total assets	5,680,182	6,547,833
Liabilities
Investment management expenses payable	1,096	975
Total liabilities	1,096	975
Net assets available for benefits	$5,679,086	$6,546,858

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
($ IN THOUSANDS)

2022
Changes in net assets attributed to:
Contributions:
Member contributions	$191,765
Employer contributions	141,677
Rollover contributions	29,588
Total contributions	363,030

Investment income (loss):
Net depreciation in fair value of investments	(856,707)
Dividends	15,511
Total investment loss, net	(841,196)

Interest income on notes receivable from Members	3,356

Total contributions, investment income (loss) and interest income on notes receivable from Members	(474,810)

Deductions from net assets attributed to:
Benefits paid to Members	389,802
Investment management fees	2,932
Administrative expenses	228
Total deductions	392,962

Net decrease in net assets	(867,772)

Net assets available for benefits:
Beginning of year	6,546,858
End of year	$5,679,086

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022
($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. "Members," eligible participants of the Plan, should refer to the Plan document for more complete information.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds and exchange traded products to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan document during 2022 and 2021.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Note 1. Description of the Plan (continued)

Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company. Member contributions, Matching Company contributions and Non-elective Company contributions are recorded when earned.

Administrative Costs

The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of

Note 1. Description of the Plan (continued)

Members meeting certain requirements, periodic payments of a fixed amount, a fixed percent, or a fixed timeframe, or over their life expectancy. If a Member was receiving periodic payments, upon the Member's death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or over a period not to exceed ten years for a non-spouse beneficiary (or over the spouse's lifetime).

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2022 and 2021, forfeited non-vested account balances totaled $6 and $1,306, respectively, that had not been applied yet to future contributions or expenses.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2022, Matching Company contributions were reduced by $5,205 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its Members. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan as incurred.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Member and Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2022 or 2021.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.

Administrative Expenses

Generally, recordkeeping and trustee/custodian fees of the Plan are paid by the Plan Sponsor. Certain administrative expenses of the Plan are paid by the Plan. Certain transaction fees may be assessed against a Member's account if the Member elects to engage in specific types of transactions with respect to their account.
Investment Management Fees
Investment management fees and trading fees directly related to the Plan investments are paid by the Plan. These expenses are netted against the Plan's investments net asset value.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions

The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transferred money out of the Fund prior to January 1, 2021 could not move that money into the Hartford Total Return Bond HLS Fund or the Vanguard Federal Money Market Fund for 90 days. Members who transfer money out of the Fund on or after January 1, 2021 cannot move that money into the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract,

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)

plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2022 Investments at Contract Value	As of 12/31/2021 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$221,852	$226,460
American General Life	1646368	AA / Aa2	107,981	110,725
American General Life	1635582	AA+ / Aa2	76,509	84,449
RGA	RGA00058	AA / Aa2	96,043	99,019
Prudential	GA62433	AA / Aal	185,619	189,634
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	102,485	105,067
Total			$790,489	$815,354

The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic GICs held by the Plan includes wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract can be terminated at any time at market value.
The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contracts
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the GIC contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2022 or 2021.

Short-term Investments - Valued at quoted prices.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2022 and 2021 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021.

	Investment Assets at Fair Value December 31, 2022
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$6,277	$—	$—	$6,277
Mutual Funds	706,324	—	—	706,324
Equity Securities	605,943	—	—	605,943

Total Investments at fair value	$1,318,544	$—	$—	$1,318,544
Investments at net asset value:
Collective investment trusts				3,498,195

Total investments				$4,816,739

	Investment Assets at Fair Value December 31, 2021
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$(2,724)	$—	$—	$(2,724)
Mutual Funds	964,033	—	—	964,033
Equity Securities	545,016	—	—	545,016

Total Investments at fair value	$1,506,325	$—	$—	$1,506,325
Investments at net asset value:
Collective investment trusts				4,152,189

Total investments				$5,658,514

The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. While the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2022 and 2021:

	2022	2021
Net assets available for benefits per accompanying financial statements	$5,679,086	$6,546,858
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(65,179)	12,785
Net assets per Form 5500	$5,613,907	$6,559,643

The following is a reconciliation of total investment income/loss, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2022:

Total contributions, investment income (loss) and interest income on notes receivable from Members per accompanying financial statements	$(474,810)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(12,785)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	(65,179)
Total loss per Form 5500	$(552,774)

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2022:

Benefits paid to Members per accompanying financial statements	$389,802
Deduct amounts allocated to deemed loan distributions	(190)
Benefits paid to Members per Form 5500	$389,612

Note 8. Exempt Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2022 and 2021, the fair value of affiliated mutual funds held by the Plan was $592,195 and $851,268, respectively. At December 31, 2022 and 2021, the Plan held 3,087,941 shares and 3,189,323 shares of Hartford Stock with a cost basis of $106,017 and $108,221, respectively. The shares of Hartford Stock had a fair value of $234,159 and $220,191 at December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, purchases of shares by the Plan totaled $2,544 and $1,233, respectively, and sales of shares by the Plan totaled $9,897 and $20,525, respectively. During the year ended December 31, 2022, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $6,627.

The Plan also issues loans to Members, which are secured by the vested balances in the Members' accounts.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2021, the Plan was amended to remove the 90-day limitation on transferring funds from the Stable Value Fund to the Hartford Total Return Bond HLS Fund.

Effective July 1, 2021, the Plan was amended to reflect that the share class of the Vanguard Target Retirement Trust funds, the Plan's default funds, changed from the Vanguard Target Retirement Trust Plus to the Vanguard Target Retirement Trust Select.

Effective July 1, 2021, the Plan was amended to add new fixed percent, fixed amount, and life expectancy periodic payment options, and expand the fixed time frame periodic payment option for participants who (i) are age 55 or older and are no longer employed at the Company, (ii) terminate employment before reaching age 55 due to Retirement, provided such participant has an original hire date before January 1, 2002, or (iii) terminate employment before reaching age 55 due to disability.

Effective May 16, 2022, the Plan replaced the Hartford MidCap HLS Fund with the J.P. Morgan MidCap Growth Fund.

Effective July 1, 2022, the Plan removed the Vanguard Target Retirement 2015 Trust Select Fund and added the Vanguard Target Retirement 2070 Trust Select Fund.

Effective August 12, 2022, the Plan was amended to name the Assistant Vice President, Employee Benefits, as the Plan Administrator.

Note 10. Subsequent Events

Effective January 1, 2023, the Plan was amended to:
•Change the maximum contribution for participants age 50 or older from 75% to 50% of salary; and
•Add a year-end Matching Company contribution equal to the difference between the Matching Company contributions actually received by the participant for the Plan Year and the maximum Matching Company contribution that could have been received by the participant for the Plan Year if the Matching Company contribution was made at the end of the Plan Year instead of at the end of each payroll period.

Management has evaluated events subsequent to December 31, 2022, through the date the financial statements were issued, noting there are no other subsequent events requiring adjustment or disclosure in the financial statements.

******

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		***	$1,546
	ADAPTHEALTH CORP		***	917
	AMERICAN EQUITY INVT LIFE HL		***	1,217
	BLACK HILLS CORP		***	711
	CACTUS INC A		***	1,583
	CHAMPIONX CORP		***	1,515
	CHEESECAKE FACTORY INC/THE		***	801
	COLUMBIA BANKING SYSTEM INC		***	700
	COLUMBUS MCKINNON CORP/NY		***	1,225
	COMMVAULT SYSTEMS INC		***	1,495
	CTS CORP		***	1,286
	CVB FINANCIAL CORP		***	809
	DENNY S CORP		***	825
	DIODES INC		***	763
	DYCOM INDUSTRIES INC		***	1,556
	EAGLE MATERIALS INC		***	1,323
	ENOVIS CORP		***	746
	ENPRO INDUSTRIES INC		***	1,084
	FABRINET		***	1,295
	FIRST FINANCIAL BANCORP		***	825
	FIRST INDUSTRIAL REALTY TR		***	699
	FNB CORP		***	1,011
	FOUR CORNERS PROPERTY TRUST		***	688
	G III APPAREL GROUP LTD		***	556
	GSTIF 25 BPS		***	1,441
	HAIN CELESTIAL GROUP INC		***	346
	HARSCO CORP		***	464
	HOSTESS BRANDS INC		***	1,510
	HUB GROUP INC CL A		***	1,179
	INDEPENDENT BANK GROUP INC		***	1,007
	INTEGER HOLDINGS CORP		***	1,550
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	JACK IN THE BOX INC		***	$1,189
	KEMPER CORP		***	816
	KITE REALTY GROUP TRUST		***	1,269
	KORN FERRY		***	1,001
	MASONITE INTERNATIONAL CORP		***	574
	MCGRATH RENTCORP		***	1,049
	MINERALS TECHNOLOGIES INC		***	969
	MOOG INC CLASS A		***	1,202
	MUELLER WATER PRODUCTS INC A		***	976
	NORTHWESTERN CORP		***	1,076
	NVENT ELECTRIC PLC		***	1,203
	OLD NATIONAL BANCORP		***	1,026
	OXFORD INDUSTRIES INC		***	763
	PACIFIC PREMIER BANCORP INC		***	1,001
	PARSONS CORP		***	1,516
	PATRICK INDUSTRIES INC		***	761
	PATTERSON COS INC		***	1,041
	PDC ENERGY INC		***	1,057
	PEBBLEBROOK HOTEL TRUST		***	586
	PIEDMONT OFFICE REALTY TRU A		***	429
	PLEXUS CORP		***	1,518
	PNM RESOURCES INC		***	1,363
	PRA GROUP INC		***	851
	PROGRESS SOFTWARE CORP		***	1,045
	RENASANT CORP		***	923
	RUSH ENTERPRISES INC CL A		***	1,439
	RYMAN HOSPITALITY PROPERTIES		***	928
	SANDY SPRING BANCORP INC		***	975
	SELECTIVE INSURANCE GROUP		***	1,840
	SIX FLAGS ENTERTAINMENT CORP		***	1,368
	STAG INDUSTRIAL INC		***	1,024
	TOWNE BANK		***	1,091
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	TRI POINTE HOMES INC		***	$1,059
	TRIMAS CORP		***	915
	TRUEBLUE INC		***	718
	UMB FINANCIAL CORP		***	1,096
	UMPQUA HOLDINGS CORP		***	698
	UNIFIRST CORP/MA		***	1,099
	UNITED BANKSHARES INC		***	650
	UNITED COMMUNITY BANKS/GA		***	1,439
	VISTEON CORP		***	1,610
	Chartwell Equity Securities Total			$75,826
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Clearing Account
	State Street Bank and Trust		***	$51
	Clearing Account Total			$51
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	***	$28,847
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	***	84,695
	State Street	SSGA S&P 500 INDEX NON LENDING	***	828,390
	State Street	STATE STREET	***	114,072
	State Street	STATE STREET	***	183,886
	TARGET RETIREMENT 2050	VANGUARD GROUP	***	181,066
	TARGET RETIREMENT 2045	VANGUARD GROUP	***	311,121
	TARGET RETIREMENT 2040	VANGUARD GROUP	***	178,091
	TARGET RETIREMENT 2035	VANGUARD GROUP	***	406,209
	TARGET RETIREMENT 2030	VANGUARD GROUP	***	207,075
	TARGET RETIREMENT 2025	VANGUARD GROUP	***	301,324
	TARGET RETIREMENT 2020	VANGUARD GROUP	***	77,795
	TARGET RETIREMENT 2070	VANGUARD GROUP	***	234
	TARGET RETIREMENT INCOME FUND	VANGUARD GROUP	***	98,538
	TARGET RETIREMENT 2055	VANGUARD GROUP	***	118,215
	TARGET RETIREMENT 2060	VANGUARD GROUP	***	60,688
	TARGET RETIREMENT 2065	VANGUARD GROUP, THE	***	9,533
	Collective Investment Trusts Total			$3,189,779
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loomis Sayles Growth Fund
	LOOMIS SAYLES TR CO LLC		***	$292,364
	(b) Identity of issue, borrower, lessor, or similar party Total			$292,364
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	AERCAP HOLDINGS NV		***	$1,460
	AKAMAI TECHNOLOGIES INC		***	1,604
	ALEXANDRIA REAL ESTATE EQUIT		***	1,693
	ALLSTATE CORP		***	2,299
	AMERICAN INTERNATIONAL GROUP		***	2,455
	AMERIPRISE FINANCIAL INC		***	2,630
	AMERISOURCEBERGEN CORP		***	2,044
	AXALTA COATING SYSTEMS LTD		***	1,583
	BERRY GLOBAL GROUP INC		***	1,857
	BORGWARNER INC		***	1,646
	CARTER S INC		***	835
	CASEY S GENERAL STORES INC		***	1,467
	CENTENE CORP		***	1,798
	CENTERPOINT ENERGY INC		***	2,211
	CHAMPIONX CORP		***	1,614
	CHIMERA INVESTMENT CORP		***	772
	CLEAN HARBORS INC		***	2,575
	COLUMBIA SPORTSWEAR CO		***	1,392
	CONSTELLATION BRANDS INC A		***	1,644
	COTERRA ENERGY INC		***	2,177
	DARLING INGREDIENTS INC		***	2,541
	DIGITAL REALTY TRUST INC		***	1,400
	DOLLAR TREE INC		***	1,986
	DOVER CORP		***	2,132
	DTE ENERGY COMPANY		***	1,702
	ENCOMPASS HEALTH CORP		***	2,206
	ENTERGY CORP		***	1,887
	ENVISTA HOLDINGS CORP		***	1,246
	ESSEX PROPERTY TRUST INC		***	1,134
	EVERGY INC		***	1,803
	F5 INC		***	1,618
	FMC CORP		***	2,521
	GLOBAL PAYMENTS INC		***	1,664
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	GSTIF 25 BPS		***	$1,172
	HAIN CELESTIAL GROUP INC		***	380
	HASBRO INC		***	1,091
	HEXCEL CORP		***	1,461
	HOST HOTELS + RESORTS INC		***	868
	HUNTINGTON INGALLS INDUSTRIE		***	833
	INGREDION INC		***	2,101
	INTL FLAVORS + FRAGRANCES		***	1,252
	ISHARES RUSSELL MID CAP VALUE		***	2,453
	LABORATORY CRP OF AMER HLDGS		***	1,763
	LAMB WESTON HOLDINGS INC		***	1,972
	LEIDOS HOLDINGS INC		***	1,245
	LIVENT CORP		***	1,539
	LKQ CORP		***	1,835
	NISOURCE INC		***	1,845
	PARKER HANNIFIN CORP		***	1,343
	PINNACLE FINANCIAL PARTNERS		***	1,096
	PIONEER NATURAL RESOURCES CO		***	2,873
	PROGRESSIVE CORP		***	2,717
	PTC INC		***	1,343
	QORVO INC		***	1,251
	REGAL REXNORD CORP		***	2,006
	REINSURANCE GROUP OF AMERICA		***	2,408
	SCOTTS MIRACLE GRO CO		***	387
	SIGNATURE BANK		***	1,382
	SNAP ON INC		***	1,699
	TREEHOUSE FOODS INC		***	1,934
	VALERO ENERGY CORP		***	1,112
	VALVOLINE INC		***	1,551
	WABTEC CORP		***	1,790
	WEBSTER FINANCIAL CORP		***	1,199
	WEC ENERGY GROUP INC		***	1,987
	WESTERN ALLIANCE BANCORP		***	1,903
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	ZIMMER BIOMET HOLDINGS INC		***	$1,510
	Lee Munder Equity Securities Total			$112,897
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	A10 NETWORKS INC		***	$143
	AAON INC		***	190
	ACADEMY SPORTS + OUTDOORS IN		***	246
	ACADIA PHARMACEUTICALS INC		***	121
	ACI WORLDWIDE INC		***	119
	ADAPTIVE BIOTECHNOLOGIES		***	37
	ADDUS HOMECARE CORP		***	323
	ADVANCED ENERGY INDUSTRIES		***	306
	AEROJET ROCKETDYNE HOLDINGS		***	307
	AGIOS PHARMACEUTICALS INC		***	91
	AKERO THERAPEUTICS INC		***	117
	ALARM.COM HOLDINGS INC		***	46
	ALBANY INTL CORP CL A		***	261
	ALECTOR INC		***	25
	ALKERMES PLC		***	299
	ALLOGENE THERAPEUTICS INC		***	25
	ALPHA METALLURGICAL RESOURCE		***	166
	AMEDISYS INC		***	143
	AMICUS THERAPEUTICS INC		***	141
	AMN HEALTHCARE SERVICES INC		***	527
	AMPHASTAR PHARMACEUTICALS IN		***	182
	APA CORP		***	124
	APELLIS PHARMACEUTICALS INC		***	255
	ARCH RESOURCES INC		***	114
	ARCONIC CORP		***	52
	ARVINAS INC		***	93
	ASBURY AUTOMOTIVE GROUP		***	77
	ASGN INC		***	164
	ASPEN TECHNOLOGY INC		***	158
	ATKORE INC		***	558
	ATRICURE INC		***	143
	AVIDITY BIOSCIENCES INC		***	58
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	AXALTA COATING SYSTEMS LTD		***	$283
	AXCELIS TECHNOLOGIES INC		***	326
	AZENTA INC		***	55
	BALCHEM CORP		***	349
	BANCORP INC/THE		***	155
	BELLRING BRANDS INC		***	190
	BERRY GLOBAL GROUP INC		***	143
	BIOHAVEN LTD		***	42
	BJ S WHOLESALE CLUB HOLDINGS		***	286
	BLOOMIN BRANDS INC		***	127
	BLUE OWL CAPITAL INC		***	194
	BLUEPRINT MEDICINES CORP		***	182
	BOOZ ALLEN HAMILTON HOLDINGS		***	476
	BOSTON BEER COMPANY INC A		***	107
	BOX INC CLASS A		***	374
	BOYD GAMING CORP		***	440
	BRIGHT HORIZONS FAMILY SOLUT		***	56
	BROADRIDGE FINANCIAL SOLUTIO		***	190
	BRP GROUP INC A		***	93
	BRUKER CORP		***	157
	BRUNSWICK CORP		***	63
	BUILDERS FIRSTSOURCE INC		***	384
	BURLINGTON STORES INC		***	142
	C4 THERAPEUTICS INC		***	4
	CACI INTERNATIONAL INC CL A		***	604
	CACTUS INC A		***	171
	CADRE HOLDINGS INC		***	52
	CAPRI HOLDINGS LTD		***	378
	CAREDX INC		***	21
	CARRIAGE SERVICES INC		***	51
	CASELLA WASTE SYSTEMS INC A		***	767
	CASEY S GENERAL STORES INC		***	190
	CATALENT INC		***	162
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	CATALYST PHARMACEUTICALS INC		***	$150
	CAVCO INDUSTRIES INC		***	224
	CBIZ INC		***	265
	CENTRUS ENERGY CORP CLASS A		***	50
	CEREVEL THERAPEUTICS HOLDING		***	142
	CHAMPIONX CORP		***	168
	CHARLES RIVER LABORATORIES		***	328
	CHEMED CORP		***	127
	CHOICE HOTELS INTL INC		***	480
	CHURCHILL DOWNS INC		***	531
	CIRRUS LOGIC INC		***	201
	CLEAN HARBORS INC		***	447
	CLEARWAY ENERGY INC C		***	167
	COCA COLA CONSOLIDATED INC		***	410
	COGENT COMMUNICATIONS HOLDIN		***	60
	COGNEX CORP		***	86
	COMFORT SYSTEMS USA INC		***	511
	CONCENTRIX CORP		***	328
	CONMED CORP		***	186
	CONSENSUS CLOUD SOLUTION		***	57
	CORVEL CORP		***	330
	COTY INC CL A		***	206
	CRISPR THERAPEUTICS AG		***	154
	CROCS INC		***	527
	CSW INDUSTRIALS INC		***	205
	CURTISS WRIGHT CORP		***	546
	CYTOKINETICS INC		***	197
	DARLING INGREDIENTS INC		***	180
	DECKERS OUTDOOR CORP		***	354
	DENALI THERAPEUTICS INC		***	121
	DESCARTES SYSTEMS GRP/THE		***	508
	DICE THERAPEUTICS INC		***	68
	DICK S SPORTING GOODS INC		***	299
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	DIGITAL TURBINE INC		***	$88
	DIODES INC		***	326
	DOMINO S PIZZA INC		***	184
	DORMAN PRODUCTS INC		***	173
	DOUBLEVERIFY HOLDINGS INC		***	54
	EAGLE MATERIALS INC		***	288
	ELEMENT SOLUTIONS INC		***	282
	EMBECTA CORP		***	58
	EMCOR GROUP INC		***	564
	ENDEAVOR GROUP HOLD CLASS A		***	337
	ENSIGN GROUP INC/THE		***	695
	ENTEGRIS INC		***	161
	ENVESTNET INC		***	252
	ENVIVA INC		***	79
	EPLUS INC		***	51
	EQUITY LIFESTYLE PROPERTIES		***	158
	EURONET WORLDWIDE INC		***	190
	EVERI HOLDINGS INC		***	144
	EVERTEC INC		***	127
	EVOLENT HEALTH INC A		***	183
	EVOQUA WATER TECHNOLOGIES CO		***	178
	EXELIXIS INC		***	199
	EXLSERVICE HOLDINGS INC		***	643
	EXPONENT INC		***	510
	FABRINET		***	525
	FACTSET RESEARCH SYSTEMS INC		***	305
	FAIR ISAAC CORP		***	527
	FATE THERAPEUTICS INC		***	39
	FEDERAL SIGNAL CORP		***	194
	FIBROGEN INC		***	58
	FIRST BANCORP/NC		***	109
	FIRST INDUSTRIAL REALTY TR		***	260
	FLOOR + DECOR HOLDINGS INC A		***	31
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	FORMFACTOR INC		***	$187
	FORTINET INC		***	147
	GARTNER INC		***	191
	GENERATION BIO CO		***	17
	GIBRALTAR INDUSTRIES INC		***	53
	GLOBUS MEDICAL INC A		***	534
	GRACO INC		***	76
	GRAND CANYON EDUCATION INC		***	222
	GRAPHIC PACKAGING HOLDING CO		***	592
	GSTIF 25 BPS		***	1,003
	GXO LOGISTICS INC		***	287
	H.B. FULLER CO.		***	273
	HAEMONETICS CORP/MASS		***	315
	HALOZYME THERAPEUTICS INC		***	777
	HELEN OF TROY LTD		***	34
	HERC HOLDINGS INC		***	280
	HEXCEL CORP		***	231
	HILTON GRAND VACATIONS INC		***	235
	HORIZON THERAPEUTICS PLC		***	482
	HOSTESS BRANDS INC		***	185
	IAA INC		***	268
	ICU MEDICAL INC		***	272
	IGM BIOSCIENCES INC		***	23
	INARI MEDICAL INC		***	142
	INFORMATICA INC CLASS A		***	124
	INGEVITY CORP		***	230
	INSMED INC		***	247
	INSPERITY INC		***	400
	INSPIRE MEDICAL SYSTEMS INC		***	534
	INTELLIA THERAPEUTICS INC		***	128
	INTER PARFUMS INC		***	327
	INTRA CELLULAR THERAPIES INC		***	229
	IONIS PHARMACEUTICALS INC		***	311
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	IOVANCE BIOTHERAPEUTICS INC		***	$42
	IRHYTHM TECHNOLOGIES INC		***	194
	IRIDIUM COMMUNICATIONS INC		***	486
	IVERIC BIO INC		***	117
	JOHN BEAN TECHNOLOGIES CORP		***	297
	KADANT INC		***	381
	KARUNA THERAPEUTICS INC		***	290
	KULICKE + SOFFA INDUSTRIES		***	209
	KYMERA THERAPEUTICS INC		***	82
	LANDSTAR SYSTEM INC		***	297
	LANTHEUS HOLDINGS INC		***	347
	LATTICE SEMICONDUCTOR CORP		***	700
	LCI INDUSTRIES		***	49
	LIFE STORAGE INC		***	169
	LINCOLN ELECTRIC HOLDINGS		***	300
	LITTELFUSE INC		***	156
	LIVENT CORP		***	263
	LOUISIANA PACIFIC CORP		***	362
	LPL FINANCIAL HOLDINGS INC		***	441
	LUMENTUM HOLDINGS INC		***	197
	MADRIGAL PHARMACEUTICALS INC		***	125
	MAGNOLIA OIL + GAS CORP A		***	400
	MANHATTAN ASSOCIATES INC		***	663
	MARAVAI LIFESCIENCES HLDGS A		***	111
	MARKETAXESS HOLDINGS INC		***	285
	MATADOR RESOURCES CO		***	407
	MATTEL INC		***	424
	MAXLINEAR INC		***	263
	MCGRATH RENTCORP		***	163
	MEDPACE HOLDINGS INC		***	582
	MERCURY SYSTEMS INC		***	117
	MERIT MEDICAL SYSTEMS INC		***	497
	MIRATI THERAPEUTICS INC		***	92
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	MKS INSTRUMENTS INC		***	$134
	MODIVCARE INC		***	119
	MOLINA HEALTHCARE INC		***	592
	MONOLITHIC POWER SYSTEMS INC		***	159
	MONTE ROSA THERAPEUTICS INC		***	5
	MOOG INC CLASS A		***	148
	MORPHIC HOLDING INC		***	27
	MSA SAFETY INC		***	174
	MURPHY USA INC		***	518
	NABORS INDUSTRIES LTD		***	130
	NATERA INC		***	156
	NATIONAL VISION HOLDINGS INC		***	111
	NCR CORPORATION		***	161
	NEOGENOMICS INC		***	21
	NEUROCRINE BIOSCIENCES INC		***	251
	NEXSTAR MEDIA GROUP INC		***	534
	NEXTERA ENERGY PARTNERS LP		***	169
	NOVANTA INC		***	497
	NURIX THERAPEUTICS INC		***	14
	NV5 GLOBAL INC		***	198
	OMNICELL INC		***	192
	ONTO INNOVATION INC		***	282
	OPTION CARE HEALTH INC		***	402
	ORMAT TECHNOLOGIES INC		***	134
	PACIRA BIOSCIENCES INC		***	108
	PALOMAR HOLDINGS INC		***	192
	PAPA JOHN S INTL INC		***	278
	PATRICK INDUSTRIES INC		***	63
	PAYA HOLDINGS INC		***	129
	PAYLOCITY HOLDING CORP		***	302
	PBF ENERGY INC CLASS A		***	33
	PDC ENERGY INC		***	123
	PENSKE AUTOMOTIVE GROUP INC		***	107
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	PENUMBRA INC		***	$234
	PERFICIENT INC		***	241
	PERFORMANCE FOOD GROUP CO		***	573
	PLANET FITNESS INC CL A		***	344
	POOL CORP		***	323
	POST HOLDINGS INC		***	529
	POWER INTEGRATIONS INC		***	403
	POWERSCHOOL HOLDINGS INC A		***	138
	PRESTIGE CONSUMER HEALTHCARE		***	44
	PRIMERICA INC		***	330
	PROCEPT BIOROBOTICS CORP		***	117
	PROTHENA CORP PLC		***	211
	PTC INC		***	310
	PTC THERAPEUTICS INC		***	196
	PURE STORAGE INC CLASS A		***	490
	QUALYS INC		***	345
	RANGE RESOURCES CORP		***	311
	RAPID7 INC		***	108
	RBC BEARINGS INC		***	432
	RED ROCK RESORTS INC CLASS A		***	256
	RENTOKIL INITIAL PLC SP ADR		***	356
	REPLIGEN CORP		***	389
	REPLIMUNE GROUP INC		***	114
	REVOLUTION MEDICINES INC		***	97
	REXFORD INDUSTRIAL REALTY IN		***	196
	ROCKET PHARMACEUTICALS INC		***	60
	ROYAL GOLD INC		***	180
	RXO INC		***	66
	RYAN SPECIALTY HOLDINGS INC		***	365
	RYMAN HOSPITALITY PROPERTIES		***	116
	SAGE THERAPEUTICS INC		***	101
	SAIA INC		***	599
	SAPIENS INTERNATIONAL CORP		***	158
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	SAREPTA THERAPEUTICS INC		***	$231
	SCHOLAR ROCK HOLDING CORP		***	38
	SEAGEN INC		***	148
	SEAWORLD ENTERTAINMENT INC		***	167
	SELECTIVE INSURANCE GROUP		***	337
	SERVISFIRST BANCSHARES INC		***	55
	SHOALS TECHNOLOGIES GROUP A		***	145
	SHOCKWAVE MEDICAL INC		***	195
	SIMPLY GOOD FOODS CO/THE		***	417
	SITEONE LANDSCAPE SUPPLY INC		***	306
	SKYLINE CHAMPION CORP		***	194
	SLM CORP		***	122
	SM ENERGY CO		***	349
	SPS COMMERCE INC		***	500
	SPX TECHNOLOGIES INC		***	323
	SS+C TECHNOLOGIES HOLDINGS		***	161
	STERIS PLC		***	302
	SUPERNUS PHARMACEUTICALS INC		***	133
	SYNAPTICS INC		***	204
	TANDEM DIABETES CARE INC		***	98
	TARGA RESOURCES CORP		***	143
	TECHNIPFMC PLC		***	419
	TECHTARGET		***	46
	TELEDYNE TECHNOLOGIES INC		***	327
	TEMPUR SEALY INTERNATIONAL I		***	335
	TENABLE HOLDINGS INC		***	226
	TERADATA CORP		***	128
	TERRENO REALTY CORP		***	140
	TEXAS PACIFIC LAND CORP		***	145
	TEXAS ROADHOUSE INC		***	520
	THRYV HOLDINGS INC		***	76
	TOPBUILD CORP		***	244
	TORO CO		***	388
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	TRAVEL LEISURE CO		***	$139
	TWIST BIOSCIENCE CORP		***	57
	TYLER TECHNOLOGIES INC		***	281
	UBIQUITI INC		***	63
	UFP INDUSTRIES INC		***	480
	ULTRAGENYX PHARMACEUTICAL IN		***	187
	VAIL RESORTS INC		***	251
	VENTYX BIOSCIENCES INC		***	52
	WATSCO INC		***	214
	WATTS WATER TECHNOLOGIES A		***	408
	WEATHERFORD INTERNATIONAL PL		***	258
	WENDY S CO/THE		***	485
	WEST PHARMACEUTICAL SERVICES		***	263
	WESTERN ALLIANCE BANCORP		***	134
	WILLSCOT MOBILE MINI HOLDING		***	400
	WORKIVA INC		***	128
	WORLD WRESTLING ENTERTAIN A		***	346
	XENCOR INC		***	129
	XPO INC		***	220
	ZEBRA TECHNOLOGIES CORP CL A		***	174
	ZENTALIS PHARMACEUTICALS INC		***	29
	ZIFF DAVIS INC		***	151
	T. Rowe Price Total			$75,880
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loan Fund
	Notes receivable from Members	Notes receivable from Members, maturing in 2023 through 2033 bearing interest at rates from 4.25% - 9.25%	N/A	$69,790
	Loan Fund Total			$69,790
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Master Expense Account
	HARTFORD MASTER EXPENSE FUND		***	$133
	Master Expense Account Total			$133
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
	Hartford HLS Divident & Growth Fd Cl Ia		***	$301,911
	Hartford HLS Mut Fds Bond HLS Fd Cl Ia		***	206,183
*	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I		***	84,699
*	Vanguard Federal Money Market		***	113,531
	Mutual Funds Total			$706,324
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Fiance Limited
	10X GENOMICS INC CLASS A		***	$353
	ACADIA HEALTHCARE CO INC		***	1,300
	ADVANCED MICRO DEVICES		***	570
	AECOM		***	878
	AGILENT TECHNOLOGIES INC		***	2,258
	AIR LEASE CORP		***	860
	ALNYLAM PHARMACEUTICALS INC		***	1,627
	AMEDISYS INC		***	672
	AMETEK INC		***	1,407
	ANTERO RESOURCES CORP		***	497
	ARAMARK		***	1,439
	ARES MANAGEMENT CORP A		***	1,261
	ARISTA NETWORKS INC		***	1,196
	AUTOZONE INC		***	1,892
	BAKER HUGHES CO		***	581
	BOOKING HOLDINGS INC		***	522
	BRIGHT HORIZONS FAMILY SOLUT		***	519
	BUMBLE INC A		***	604
	BURLINGTON STORES INC		***	1,316
	CADENCE DESIGN SYS INC		***	1,925
	CARMAX INC		***	520
	CENTENE CORP		***	1,563
	CHENIERE ENERGY INC		***	2,105
	CHEWY INC CLASS A		***	538
	CHIPOTLE MEXICAN GRILL INC		***	1,898
	CINTAS CORP		***	573
	CLEAR SECURE INC CLASS A		***	336
	CONFLUENT INC CLASS A		***	652
	CONSTELLATION BRANDS INC A		***	1,116
	COOPER COS INC/THE		***	1,285
	COPART INC		***	2,087
	CROWDSTRIKE HOLDINGS INC A		***	1,176
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Fiance Limited
	DELTA AIR LINES INC		***	$783
	DEXCOM INC		***	2,356
	EAST WEST BANCORP INC		***	874
	ENPHASE ENERGY INC		***	601
	ENTEGRIS INC		***	797
	EOG RESOURCES INC		***	1,626
	EQUIFAX INC		***	952
	EXACT SCIENCES CORP		***	844
	EXELIXIS INC		***	693
	F5 INC		***	734
	FACTSET RESEARCH SYSTEMS INC		***	1,098
	FIRST REPUBLIC BANK/CA		***	690
	FIVE9 INC		***	506
	FREEPORT MCMORAN INC		***	691
	GARMIN LTD		***	524
	GLOBAL PAYMENTS INC		***	889
	GLOBANT SA		***	1,054
	GSTIF 25 BPS		***	2,201
	HASHICORP INC CL A		***	606
	HEICO CORP CLASS A		***	859
	HELEN OF TROY LTD		***	601
	HILTON WORLDWIDE HOLDINGS IN		***	2,043
	HOLOGIC INC		***	1,068
	HORIZON THERAPEUTICS PLC		***	2,617
	HUBBELL INC		***	1,077
	HUBSPOT INC		***	799
	IDEXX LABORATORIES INC		***	873
	INGERSOLL RAND INC		***	1,070
	INSULET CORP		***	1,632
	ITT INC		***	1,106
	JABIL INC		***	343
	JAZZ PHARMACEUTICALS PLC		***	823
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Fiance Limited
	KEYSIGHT TECHNOLOGIES IN		***	$1,190
	LPL FINANCIAL HOLDINGS INC		***	1,633
	LULULEMON ATHLETICA INC		***	601
	MARAVAI LIFESCIENCES HLDGS A		***	353
	MARVELL TECHNOLOGY INC		***	584
	MCKESSON CORP		***	1,357
	METTLER TOLEDO INTERNATIONAL		***	1,775
	MONGODB INC		***	1,167
	MORNINGSTAR INC		***	745
	MSCI INC		***	1,540
	NATERA INC		***	574
	NEUROCRINE BIOSCIENCES INC		***	1,072
	NOVOCURE LTD		***	170
	OLD DOMINION FREIGHT LINE		***	985
	PALO ALTO NETWORKS INC		***	1,358
	PROCORE TECHNOLOGIES INC		***	689
	PROGRESSIVE CORP		***	1,444
	QUANTA SERVICES INC		***	2,495
	REMITLY GLOBAL INC		***	550
	RESMED INC		***	1,416
	ROSS STORES INC		***	900
	ROYAL CARIBBEAN CRUISES LTD		***	509
	ROYALTY PHARMA PLC CL A		***	993
	S+P GLOBAL INC		***	1,042
	SEAGEN INC		***	748
	SOLAREDGE TECHNOLOGIES INC		***	1,108
	SVB FINANCIAL GROUP		***	338
	SYNOPSYS INC		***	2,247
	TAKE TWO INTERACTIVE SOFTWRE		***	1,129
	TELEDYNE TECHNOLOGIES INC		***	846
	TERADYNE INC		***	599
	TORO CO		***	1,415
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	JP Morgan International Fiance Limited
	TRACTOR SUPPLY COMPANY		***	$1,624
	TRADE DESK INC/THE CLASS A		***	1,165
	TRADEWEB MARKETS INC CLASS A		***	1,006
	TRANE TECHNOLOGIES PLC		***	2,569
	US DOLLAR		***	0
	VALMONT INDUSTRIES		***	589
	WEST PHARMACEUTICAL SERVICES		***	474
	WOLFSPEED INC		***	510
	ZEBRA TECHNOLOGIES CORP CL A		***	862
	ZOOM VIDEO COMMUNICATIONS A		***	989
	ZSCALER INC		***	682
	JP Morgan International Fiance Limited Total			$112,998
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Separate Account GIC
	New York Life		***	$94,028
	Separate Account GIC Total			$94,028
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	ABBVIE INC	4.250%	11/14/2028	***	$483
	ALLY AUTO RECEIVABLES TRUST	1.960%	12/16/2024	***	312
	AMAZON.COM INC	2.100%	5/12/2031	***	656
	AMERICAN EXPRESS CO	3.000%	10/30/2024	***	484
	AMERICAN EXPRESS CO	2.550%	3/4/2027	***	592
	AMERICAN HONDA FINANCE	2.000%	3/24/2028	***	647
	AMPHENOL CORP	2.200%	9/15/2031	***	556
	APPLE INC	2.200%	9/11/2029	***	867
	APPLE INC	1.400%	8/5/2028	***	424
	ARTHUR J GALLAGHER + CO	2.400%	11/9/2031	***	592
	ASTRAZENECA FINANCE LLC	1.750%	5/28/2028	***	920
	AT+T INC	4.350%	3/1/2029	***	1,074
	BALTIMORE GAS + ELECTRIC	2.250%	6/15/2031	***	610
	BANK OF AMERICA CORP	3.248%	10/21/2027	***	0
	BANK OF AMERICA CORP	2.087%	6/14/2029	***	1,265
	BANK OF NOVA SCOTIA	2.450%	2/2/2032	***	807
	BARCLAYS PLC	1.007%	12/10/2024	***	952
	BAYER US FINANCE II LLC	4.375%	12/15/2028	***	707
	BLACKROCK INC	1.900%	1/28/2031	***	487
	BMW VEHICLE OWNER TRUST	1.950%	1/26/2026	***	334
	BNP PARIBAS	2.159%	9/15/2029	***	409
	BOSTON SCIENTIFIC CORP	2.650%	6/1/2030	***	643
	BP CAP MARKETS AMERICA	2.721%	1/12/2032	***	631
	BURLINGTN NO SF 05 3 TR	4.830%	1/15/2023	***	6
	BURLINGTN NORTH SANTA FE	3.400%	9/1/2024	***	468
	CANADIAN PACIFIC RAILWAY	1.750%	12/2/2026	***	892
	CAPITAL ONE FINANCIAL CO	3.273%	3/1/2030	***	857
	CAPITAL ONE PRIME AUTO RECEIVA	1.960%	2/18/2025	***	774
	CFCRE COMMERCIAL MORTGAGE TRUS	3.585%	12/10/2054	***	632
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

CHARLES SCHWAB CORP	2.000%	3/20/2028	***	$1,099
CHASE ISSUANCE TRUST	3.970%	9/15/2027	***	1,070
CIGNA CORP	4.375%	10/15/2028	***	604
CITIGROUP INC	0.981%	5/1/2025	***	936
CITIZENS BANK NA/RI	3.700%	3/29/2023	***	464
COMCAST CORP	3.950%	10/15/2025	***	0
COMCAST CORP	4.150%	10/15/2028	***	600
COMM MORTGAGE TRUST	3.762%	2/10/2049	***	951
COMM MORTGAGE TRUST	1.873%	4/12/2035	***	5
COMMONWEALTH EDISON CO	2.950%	8/15/2027	***	928
CONOCOPHILLIPS COMPANY	2.400%	3/7/2025	***	570
CREDIT SUISSE GROUP AG	4.282%	1/9/2028	***	851
CSAIL COMMERCIAL MORTGAGE TRUS	3.808%	11/15/2048	***	953
CVS HEALTH CORP	1.750%	8/21/2030	***	791
DANSKE BANK A/S	1.549%	9/10/2027	***	509
DELL INT LLC / EMC CORP	5.450%	6/15/2023	***	271
DEUTSCHE BANK NY	1.686%	3/19/2026	***	449
DIAGEO CAPITAL PLC	2.375%	10/24/2029	***	642
DOMINION ENERGY SOUTH	2.300%	12/1/2031	***	324
DUKE ENERGY CAROLINAS	2.850%	3/15/2032	***	637
ENTERGY MISSISSIPPI LLC	2.550%	12/1/2033	***	570
ENTERGY TEXAS INC	1.500%	9/1/2026	***	574
EVERSOURCE ENERGY	2.900%	3/1/2027	***	519
EXXON MOBIL CORPORATION	2.440%	8/16/2029	***	876
FANNIE MAE	0.560%	10/22/2025	***	1,795
FANNIE MAE	0.310%	11/16/2023	***	1,922
FANNIEMAE ACES	3.346%	3/25/2024	***	386
FED HM LN PC POOL A11544	5.500%	6/1/2033	***	1
FED HM LN PC POOL A26586	6.000%	9/1/2034	***	3
FED HM LN PC POOL A77952	5.000%	5/1/2038	***	4
FED HM LN PC POOL C03506	6.000%	5/1/2040	***	32
FED HM LN PC POOL G01629	6.000%	10/1/2033	***	4
FED HM LN PC POOL G14174	5.000%	3/1/2025	***	1
FED HM LN PC POOL J38826	3.500%	5/1/2033	***	$196
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

FED HM LN PC POOL Q55851	5.000%	5/1/2048	***	251
FED HM LN PC POOL Q58634	4.000%	9/1/2048	***	996
FED HM LN PC POOL QA9565	3.500%	5/1/2050	***	171
FED HM LN PC POOL QB3388	2.500%	9/1/2050	***	1,980
FED HM LN PC POOL QB5150	2.000%	10/1/2050	***	846
FED HM LN PC POOL QD2424	2.000%	12/1/2051	***	1,018
FED HM LN PC POOL QD4129	2.000%	1/1/2052	***	408
FED HM LN PC POOL QD7594	2.500%	2/1/2052	***	370
FED HM LN PC POOL QD8682	3.000%	3/1/2052	***	975
FED HM LN PC POOL RA5552	3.000%	7/1/2051	***	1,824
FED HM LN PC POOL RA6019	2.500%	10/1/2051	***	216
FED HM LN PC POOL RA6436	2.500%	12/1/2051	***	519
FED HM LN PC POOL RA6493	2.500%	12/1/2051	***	496
FED HM LN PC POOL RA6808	3.000%	2/1/2052	***	481
FED HM LN PC POOL RA7617	5.000%	7/1/2052	***	1,177
FED HM LN PC POOL SB8002	3.000%	8/1/2034	***	239
FED HM LN PC POOL SD1059	3.500%	6/1/2052	***	276
FED HM LN PC POOL SD8142	3.000%	4/1/2051	***	426
FED HM LN PC POOL V82532	3.000%	8/1/2046	***	1,410
FED HM LN PC POOL ZL1830	4.000%	8/1/2041	***	53
FEDEX CORP	2.400%	5/15/2031	***	608
FIDELITY NATL INFO SERV	1.650%	3/1/2028	***	832
FIFTH THIRD BANCORP	4.337%	4/25/2033	***	825
FLORIDA POWER + LIGHT CO	2.450%	2/3/2032	***	781
FNMA POOL 357821	6.000%	5/1/2035	***	42
FNMA POOL 555417	6.000%	5/1/2033	***	15
FNMA POOL 555591	5.500%	7/1/2033	***	16
FNMA POOL 725704	6.000%	8/1/2034	***	11
FNMA POOL 730716	6.000%	8/1/2033	***	8
FNMA POOL 734059	5.500%	8/1/2033	***	4
FNMA POOL 745932	6.500%	11/1/2036	***	21
FNMA POOL 756154	6.000%	11/1/2033	***	16
FNMA POOL 792191	5.500%	9/1/2034	***	19
FNMA POOL 888022	5.000%	2/1/2036	***	$34
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

FNMA POOL 888341	5.000%	2/1/2037	***	23
FNMA POOL 890528	5.500%	6/1/2039	***	33
FNMA POOL 944026	6.500%	8/1/2037	***	56
FNMA POOL AA4266	4.500%	5/1/2024	***	1
FNMA POOL AB0536	6.000%	2/1/2037	***	19
FNMA POOL AJ5733	3.500%	12/1/2041	***	762
FNMA POOL AP0632	2.500%	7/1/2027	***	113
FNMA POOL AR9436	4.000%	8/1/2043	***	6
FNMA POOL AS8764	2.500%	2/1/2032	***	432
FNMA POOL AS9763	5.000%	6/1/2047	***	81
FNMA POOL AW1007	4.000%	5/1/2044	***	383
FNMA POOL AZ2166	4.000%	7/1/2045	***	466
FNMA POOL BC1212	3.000%	7/1/2046	***	1,490
FNMA POOL BC6121	4.000%	6/1/2046	***	174
FNMA POOL BC9364	3.500%	6/1/2046	***	808
FNMA POOL BD3312	3.000%	10/1/2046	***	166
FNMA POOL BD5429	2.500%	12/1/2046	***	471
FNMA POOL BJ0687	5.000%	4/1/2048	***	74
FNMA POOL BJ0852	4.500%	11/1/2047	***	394
FNMA POOL BJ1991	4.000%	11/1/2047	***	305
FNMA POOL BJ7592	4.500%	1/1/2049	***	807
FNMA POOL BJ8271	4.500%	2/1/2048	***	381
FNMA POOL BK1027	3.500%	3/1/2048	***	218
FNMA POOL BN6143	4.000%	2/1/2049	***	81
FNMA POOL BO3694	4.000%	1/1/2050	***	414
FNMA POOL BO6308	3.500%	9/1/2049	***	244
FNMA POOL BO6935	3.500%	10/1/2049	***	1,703
FNMA POOL BQ0561	2.500%	10/1/2050	***	521
FNMA POOL BQ2127	2.000%	8/1/2050	***	651
FNMA POOL BQ7764	1.500%	3/1/2051	***	1,778
FNMA POOL BQ7766	2.000%	3/1/2051	***	1,808
FNMA POOL CA7236	2.500%	9/1/2050	***	422
FNMA POOL CB3909	4.000%	6/1/2052	***	508
FNMA POOL CB3916	4.500%	6/1/2052	***	$1,283
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

FNMA POOL CB4289	4.500%	8/1/2052	***	1,049
FNMA POOL FM1251	3.000%	4/1/2045	***	482
FNMA POOL FM9067	2.500%	10/1/2051	***	554
FNMA POOL FS0331	3.000%	1/1/2052	***	635
FNMA POOL FS0581	2.500%	2/1/2052	***	482
FNMA POOL FS0605	2.500%	2/1/2052	***	1,388
FNMA POOL FS0822	2.000%	3/1/2052	***	504
FNMA POOL FS0934	2.500%	3/1/2052	***	863
FNMA POOL FS1332	3.500%	3/1/2052	***	981
FNMA POOL FS1455	3.500%	4/1/2052	***	1,010
FNMA POOL MA1543	3.500%	8/1/2033	***	411
FNMA POOL MA2276	2.500%	4/1/2045	***	142
FNMA POOL MA4494	3.000%	12/1/2051	***	681
FNMA POOL MA4580	3.500%	4/1/2052	***	968
FREDDIE MAC	0.570%	10/8/2025	***	1,799
FREDDIE MAC	0.360%	5/15/2024	***	1,882
FREDDIE MAC SLST	3.500%	6/25/2028	***	928
FREDDIE MAC SLST	3.500%	5/25/2029	***	381
GE COMMERCIAL MORTGAGE CORPORA	—%	3/10/2044	***	0
GENERAL ELECTRIC CO	3.450%	5/1/2027	***	462
GM FINANCIAL SECURITIZED TERM	1.900%	3/17/2025	***	287
GM FINANCIAL SECURITIZED TERM	0.580%	1/16/2026	***	284
GM FINANCIAL SECURITIZED TERM	0.500%	2/17/2026	***	233
GNMA II POOL 003624	5.500%	10/20/2034	***	16
GNMA II POOL 004599	5.000%	12/20/2039	***	46
GNMA II POOL 784678	4.000%	1/20/2048	***	297
GNMA II POOL AB9275	3.000%	12/20/2042	***	347
GNMA II POOL AC2552	3.500%	1/20/2043	***	415
GNMA II POOL BH0425	4.500%	6/20/2048	***	130
GNMA II POOL MA2754	3.500%	4/20/2045	***	265
GNMA II POOL MA2892	3.500%	6/20/2045	***	122
GNMA II POOL MA5190	3.000%	5/20/2048	***	345
GNMA II POOL MA5191	3.500%	5/20/2048	***	52
GNMA II POOL MA5192	4.000%	5/20/2048	***	$53
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

GNMA II POOL MA5193	4.500%	5/20/2048	***	40
GNMA POOL 434787	8.000%	5/15/2030	***	7
GNMA POOL 485856	6.500%	10/15/2031	***	3
GNMA POOL 510403	5.000%	1/15/2035	***	5
GNMA POOL 510844	8.000%	12/15/2029	***	1
GNMA POOL 533946	6.500%	4/15/2032	***	2
GNMA POOL 550887	5.000%	8/15/2035	***	5
GNMA POOL 551077	6.500%	11/15/2031	***	3
GNMA POOL 551120	6.500%	8/15/2031	***	8
GNMA POOL 569327	6.500%	4/15/2032	***	41
GNMA POOL 580880	6.500%	11/15/2031	***	13
GNMA POOL 622278	5.000%	4/15/2035	***	3
GNMA POOL 631242	5.500%	6/15/2035	***	23
GNMA POOL 641601	5.000%	3/15/2035	***	8
GNMA POOL 646865	5.000%	8/15/2035	***	6
GNMA POOL 726316	5.000%	9/15/2039	***	51
GNMA POOL AM8608	4.000%	6/15/2045	***	139
GOLDMAN SACHS GROUP INC	2.383%	7/21/2032	***	429
GOVERNMENT NATIONAL MORTGAGE A	5.000%	8/20/2039	***	18
GOVERNMENT NATIONAL MORTGAGE A	2.300%	7/16/2057	***	208
GOVERNMENT NATIONAL MORTGAGE A	2.500%	9/16/2056	***	253
GS MORTGAGE SECURITIES TRUST	4.243%	8/10/2046	***	990
GSTIF 25 BPS	3.918%	12/31/2050	***	2,397
HOME DEPOT INC	2.950%	6/15/2029	***	680
HONDA AUTO RECEIVABLES OWNER T	0.460%	4/19/2027	***	363
HP ENTERPRISE CO	4.900%	10/15/2025	***	644
HSBC HOLDINGS PLC	3.950%	5/18/2024	***	992
HUDSON YARDS	3.228%	7/10/2039	***	862
HUNTINGTON BANCSHARES	2.550%	2/4/2030	***	619
IBM CORP	3.500%	5/15/2029	***	920
ING GROEP NV	1.726%	4/1/2027	***	795
INGERSOLL RAND GL HLD CO	3.750%	8/21/2028	***	$706
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

JP MORGAN MORTGAGE TRUST	2.977%	10/25/2046	***	130
JPMBB COMMERCIAL MORTGAGE SECU	3.801%	8/15/2048	***	826
JPMORGAN CHASE + CO	1.578%	4/22/2027	***	880
KLA CORP	4.100%	3/15/2029	***	725
LINCOLN NATIONAL CORP	3.800%	3/1/2028	***	690
LLOYDS BANKING GROUP PLC	3.750%	1/11/2027	***	465
LOWE S COS INC	3.650%	4/5/2029	***	868
LOWE S COS INC	1.700%	10/15/2030	***	353
MACQUARIE GROUP LTD	1.340%	1/12/2027	***	654
MERCEDES BENZ AUTO RECEIVABLES	2.040%	1/15/2026	***	533
MERCK + CO INC	3.400%	3/7/2029	***	644
META PLATFORMS INC	3.850%	8/15/2032	***	665
MITSUBISHI UFJ FIN GRP	1.538%	7/20/2027	***	651
MONDELEZ INTERNATIONAL	2.750%	4/13/2030	***	298
MONONGAHELA POWER CO	3.550%	5/15/2027	***	706
MORGAN STANLEY	1.512%	7/20/2027	***	869
MORGAN STANLEY CAPITAL I TRUST	3.809%	12/15/2048	***	473
NATWEST GROUP PLC	1.642%	6/14/2027	***	650
NEW YORK LIFE GLOBAL FDG	1.200%	8/7/2030	***	769
NSTAR ELECTRIC CO	1.950%	8/15/2031	***	399
NVIDIA CORP	1.550%	6/15/2028	***	642
PACIFIC LIFE GF II	1.450%	1/20/2028	***	821
PENSKE TRUCK LEASING/PTL	4.200%	4/1/2027	***	235
PNC BANK NA	3.800%	7/25/2023	***	516
PNC FINANCIAL SERVICES	2.550%	1/22/2030	***	426
QUALCOMM INC	1.650%	5/20/2032	***	845
RAYTHEON TECH CORP	4.125%	11/16/2028	***	1,343
SANTANDER HOLDINGS USA	4.400%	7/13/2027	***	478
SANTANDER UK GROUP HLDGS	1.089%	3/15/2025	***	935
SMALL BUSINESS ADMINISTRATION	3.200%	3/1/2039	***	783
SMALL BUSINESS ADMINISTRATION	2.310%	8/1/2044	***	299
SMALL BUSINESS ADMINISTRATION	2.140%	9/1/2044	***	541
SMALL BUSINESS ADMINISTRATION	2.220%	10/1/2044	***	$383
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

SMALL BUSINESS ADMINISTRATION	2.480%	11/1/2044	***	513
SMALL BUSINESS ADMINISTRATION	2.380%	12/1/2044	***	487
SMALL BUSINESS ADMINISTRATION	1.280%	1/1/2046	***	541
SMALL BUSINESS ADMINISTRATION	4.010%	6/1/2047	***	656
SMALL BUSINESS ADMINISTRATION	2.210%	2/1/2033	***	173
SMALL BUSINESS ADMINISTRATION	3.110%	4/1/2034	***	233
SMALL BUSINESS ADMINISTRATION	2.870%	7/1/2034	***	171
SMALL BUSINESS ADMINISTRATION	2.880%	8/1/2034	***	151
SMALL BUSINESS ADMINISTRATION	2.720%	3/1/2035	***	117
SMALL BUSINESS ADMINISTRATION	2.770%	5/1/2035	***	170
SMALL BUSINESS ADMINISTRATION	2.880%	7/1/2035	***	398
SMALL BUSINESS ADMINISTRATION	2.820%	8/1/2035	***	231
SMALL BUSINESS ADMINISTRATION	2.820%	9/1/2035	***	216
SMALL BUSINESS ADMINISTRATION	2.700%	11/1/2035	***	352
SMALL BUSINESS ADMINISTRATION	2.270%	2/1/2036	***	380
SMALL BUSINESS ADMINISTRATION	3.770%	10/1/2038	***	593
SOUTHERN POWER CO	0.900%	1/15/2026	***	727
STANDARD CHARTERED PLC	1.214%	3/23/2025	***	471
STATE STREET CORP	3.300%	12/16/2024	***	561
STATE STREET CORP	2.400%	1/24/2030	***	425
SUMITOMO MITSUI FINL GRP	1.902%	9/17/2028	***	908
TAKEDA PHARMACEUTICAL	2.050%	3/31/2030	***	647
TOLEDO EDISON COMPANY	2.650%	5/1/2028	***	729
TORONTO DOMINION BANK	3.200%	3/10/2032	***	1,037
TOYOTA AUTO RECEIVABLES OWNER	1.680%	5/15/2025	***	877
TOYOTA MOTOR CREDIT CORP	3.200%	1/11/2027	***	653
TOYOTA MOTOR CREDIT CORP	2.900%	4/17/2024	***	487
TRUIST FINANCIAL CORP	1.267%	3/2/2027	***	665
UBS GROUP AG	2.095%	2/11/2032	***	752
UBS GROUP AG	4.125%	9/24/2025	***	0
UNION PACIFIC CORP	2.150%	2/5/2027	***	678
UNION PACIFIC CORP	2.375%	5/20/2031	***	337
UNITEDHEALTH GROUP INC	2.000%	5/15/2030	***	488
UNITEDHEALTH GROUP INC	2.300%	5/15/2031	***	$190
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

UNIV OF CALIFORNIA CA REVENUES	3.063%	7/1/2025	***	481
US 10YR NOTE (CBT)MAR23	—%	3/22/2023	***	0
US 10YR ULTRA FUT MAR23	—%	3/22/2023	***	0
US 5YR NOTE (CBT) MAR23	—%	3/31/2023	***	0
US BANCORP	3.150%	4/27/2027	***	941
US DOLLAR	—%	0	***	293
US TREASURY N/B	1.625%	2/15/2026	***	7,475
US TREASURY N/B	1.625%	4/30/2023	***	10,402
US TREASURY N/B	0.250%	10/31/2025	***	4,475
US TREASURY N/B	0.375%	12/31/2025	***	11,183
US TREASURY N/B	0.125%	2/15/2024	***	11,404
US TREASURY N/B	0.375%	7/15/2024	***	8,903
US TREASURY N/B	2.750%	8/15/2032	***	3,381
US ULTRA BOND CBT MAR23	—%	3/22/2023	***	0
VERIZON COMMUNICATIONS	4.329%	9/21/2028	***	695
VERIZON COMMUNICATIONS	2.100%	3/22/2028	***	652
VIATRIS INC	2.300%	6/22/2027	***	0
VIRGINIA ELEC + POWER CO	3.500%	3/15/2027	***	473
WALMART INC	2.375%	9/24/2029	***	52
WARNERMEDIA HOLDINGS INC	4.054%	3/15/2029	***	289
WELLS FARGO + COMPANY	2.406%	10/30/2025	***	946
WELLS FARGO + COMPANY	3.350%	3/2/2033	***	676
WESTLAKE CORP	3.375%	6/15/2030	***	558
WESTPAC BANKING CORP	2.150%	6/3/2031	***	666
WORLD OMNI AUTO RECEIVABLES TR	0.610%	10/15/2026	***	932
WRKCO INC	3.900%	6/1/2028	***	921
XCEL ENERGY INC	3.350%	12/1/2026	***	940
Shared Holdings (aa) - HIMCO Bond Fund Total				$205,033
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		***	$49,134
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		***	36,776
	BlackRock	BlackRock Asset-Backed Securities Index Fund		***	30,031
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		***	11,728
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		***	27,767
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		***	31,682
	BlackRock	BlackRock Int Government Bond Index		***	0
	BlackRock	BlackRock Long term Govt Bond Index Fund		***	30
	PRUDENTIAL			***	166,345
	AEP TEXAS CENTRAL TRANSITION F	2.056%	2/1/2027	***	583
	AMERICAN EXPRESS CREDIT ACCOUN	3.390%	5/15/2027	***	1,117
	AMERICAN EXPRESS CREDIT ACCOUN	2.210%	3/15/2027	***	2,594
	APPALACHIAN CONSUMER RATE RELI	2.008%	2/1/2024	***	123
	BARCLAYS COMMERCIAL MORTGAGE S	5.495%	12/15/2055	***	1,434
	BENCHMARK MORTGAGE TRUST	3.614%	3/15/2062	***	2,314
	BMO MORTGAGE TRUST	5.326%	9/15/2054	***	913
	CAPITAL ONE MULTI ASSET EXECUT	1.040%	11/15/2026	***	378
	CD COMMERCIAL MORTGAGE TRUST	3.248%	11/10/2049	***	1,146
	COMM MORTGAGE TRUST	3.147%	2/10/2047	***	788
	DEUTSCHE BANK COMMERCIAL MORTG	3.071%	6/10/2050	***	1,426
	DISCOVER CARD EXECUTION NOTE T	0.580%	9/15/2026	***	1,582
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	DISCOVER CARD EXECUTION NOTE T	3.560%	7/15/2027	***	$1,248
	FANNIE MAE	2.250%	1/25/2043	***	666
	FANNIE MAE	3.000%	6/25/2039	***	3,310
	FANNIE MAE	2.000%	5/25/2030	***	848
	FANNIE MAE	2.500%	7/25/2037	***	1,567
	FANNIE MAE	2.500%	12/25/2037	***	1,971
	FANNIE MAE	3.000%	5/25/2044	***	1,229
	FANNIE MAE	4.500%	11/25/2026	***	89
	FANNIE MAE	4.000%	5/25/2031	***	1,885
	FREDDIE MAC	4.000%	8/15/2025	***	299
	FREDDIE MAC	2.500%	4/15/2037	***	1,835
	FREDDIE MAC	3.000%	2/15/2034	***	1,924
	FREDDIE MAC	3.000%	1/15/2041	***	54
	FREDDIE MAC	3.000%	2/15/2044	***	912
	FREDDIE MAC	2.500%	12/25/2037	***	2,155
	FREDDIE MAC	2.000%	4/25/2041	***	1,563
	FREDDIE MAC	2.500%	2/25/2038	***	1,052
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	8/16/2039	***	560
	GOVERNMENT NATIONAL MORTGAGE A	2.000%	3/20/2042	***	82
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	9/20/2043	***	567
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	3/20/2049	***	495
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	11/20/2048	***	1,177
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	6/20/2036	***	2,033
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	10/20/2035	***	1,425
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	8/20/2042	***	2,142
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	GOVERNMENT NATIONAL MORTGAGE A	4.000%	6/20/2040	***	$1,984
	GSTIF 25 BPS	3.918%	12/31/2050	***	1,280
	HYUNDAI AUTO RECEIVABLES TRUST	2.220%	10/15/2026	***	1,180
	HYUNDAI AUTO RECEIVABLES TRUST	0.380%	9/15/2025	***	1,988
	JOHN DEERE OWNER TRUST	2.320%	9/16/2026	***	1,223
	JOHN DEERE OWNER TRUST	0.510%	11/15/2024	***	523
	JOHN DEERE OWNER TRUST	0.360%	9/15/2025	***	1,120
	JOHN DEERE OWNER TRUST	0.520%	3/16/2026	***	2,541
	MERCEDES BENZ AUTO LEASE TRUST	0.400%	11/15/2023	***	222
	MORGAN STANLEY CAPITAL I TRUST	3.013%	3/15/2052	***	55
	NISSAN AUTO LEASE TRUST	3.810%	5/15/2025	***	1,059
	NISSAN AUTO RECEIVABLES OWNER	1.380%	12/16/2024	***	452
	PUBLIC SERVICE NEW HAMPSHIRE F	3.094%	2/1/2026	***	566
	US TREASURY N/B	0.125%	2/15/2024	***	864
	US TREASURY N/B	0.375%	9/15/2024	***	7,136
	US TREASURY N/B	0.750%	11/15/2024	***	303
	US TREASURY N/B	1.500%	2/15/2025	***	2,834
	WORLD OMNI AUTO RECEIVABLES TR	0.810%	10/15/2026	***	1,940
	Shared Holdings (bb) - Insight North America LLC Total				$426,249
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	State Street Government Short Term Investment Fund- Common Collective Trust
	Gstif 25 Bps Gstif 25 Bps		***	$16,052
	State Street Government Short Term Investment Fund- Common Collective Trust Total			$16,052
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	The Hartford Stock Fund
	GSTIF 25 BPS		***	$276
	The Hartford Stock Fund, Common stock		***	234,159
	The Hartford Stock Fund Total			$234,435
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Wrapper Contracts
	Transamerica Premier Life		***	$—
	American General Life Ins Co		***	0
	American General Life Ins Co		***	0
	RGA		***	0
	Prudential		***	0
	Wrapper Contracts Total			$—
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
**     These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***    Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
($ IN THOUSANDS)

Chartwell Equity Securities	$75,826
Clearing Account	51
Collective Investment Trusts	3,189,779
Loomis Sayles Growth Fund	292,364
Lee Munder Equity Securities	112,897
T. Rowe Price	75,880
Loan Fund	69,790
Master Expense Account	133
Mutual Funds	706,324
JP Morgan International Fiance Limited	112,998
Separate Account GIC	94,028
Shared Holdings (aa) - HIMCO Bond Fund	205,033
Shared Holdings (bb) - Insight North America LLC	426,249
State Street Government Short Term Investment Fund- Common Collective Trust	16,052
The Hartford Stock Fund	234,435
Wrapper Contracts	0
Total Schedule of Assets	$5,611,839

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

By: /s/ Joseph Mead
Joseph Mead
Plan Administrator
June 14, 2023

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105706, 333-34092 and 333-157372 on Form S-8 of The Hartford Financial Services Group, Inc. of our report dated June 14, 2023, relating to the financial statements and supplemental schedule of The Hartford Investment and Savings Plan, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 14, 2023